
June 27, 2011

Via E-Mail
Barbara A. Hatcher
Executive Vice President and General Counsel
Exide Technologies
13000 Deerfield Parkway, Building 200
Milton, Georgia 30004

> **Re: Exide Technologies**
> **Registration Statement on Form S-4**
> **Filed June 6, 2011**
> **File No. 333-174733**

Dear Ms. Hatcher:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Information by Reference, page ii

1.   Please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4. Include your analysis of your compliance with General Instruction B.1 of Form S-4 and General Instruction I.A.3(b) of Form S-3. We note, for example, the definitive proxy statement filed on August 2, 2010. Please see General Instruction G(3) of Form 10-K.

If you participate in the exchange offer…, page 17

2.   We note your statement that your affiliates may offer to resell or otherwise transfer the new notes. Since affiliates may not participate in the exchange, and you have defined "new notes" as notes received under this registration statement, it is unclear how these parties will come to hold new notes. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Joel T. May – Jones Day